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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                              (Amendment No. ________)1


                         National Properties Investment Trust
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                                   (Name of Issuer)

                 Shares of Beneficial Interest, no par value per share
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                            (Title or Class of Securities)

                                   Not Applicable.
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                                    (CUSIP Number)


       Jay W. Goldman, 41 Vineyard Road, Newton, MA  02159  (617) 332-1522
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 3, 1997
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                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                            (Continued on following pages)

                                Page  1  of  5  Pages

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 CUSIP NO. Not Applicable.    13D    Page  2  of  5  Pages
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 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Jay W. Goldman
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a) /  /
      Not Applicable.                                   (b) /  /
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS (See Instructions)
      OO.  See Item 3 of attached Schedule 13D.
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                      /  /
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
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                        7      SOLE VOTING POWER
    NUMBER OF                        48,389.75
     SHARES             -------------------------------------------------------
  BENEFICIALLY          8      SHARED VOTING POWER
   OWNED BY                           -0-
     EACH               -------------------------------------------------------
   REPORTING            9      SOLE DISPOSITIVE POWER
    PERSON                          48,389.75
     WITH               -------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                    -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      48,389.75
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                    /  /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 6.5%
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14  TYPE OF REPORTING PERSON (See Instructions)
      IN
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                                                                 Page 3 of 5

Item 1.       Security and Issuer:

             (a)  Title of Security:

                  National Properties Investment Trust, shares of beneficial interest, no par value per share (the "Shares").

             (b)  Name of Issuer:

                  National Properties Investment Trust (the "Company").

             (c)  Address of Issuer's Principal Executive Office:

                  The principal executive office of the Company is located at P.O. Box 148 Canton, MA 06020.


Item 2.       Identity and Background of Reporting Person:

              (a) Name of Reporting Person:

                  The reporting person is Jay W. Goldman (the "Reporting
                  Person").

              (b) Residence of Reporting Person:

                  The residence of the Reporting Person is 41 Vineyard Road, Newton, MA 02159.

              (c) Principal Occupation or Employment of Reporting Person:

                  The principal occupation and employment of the Reporting Person is Consultant.

              (d) Criminal Convictions since December 28, 1990:

                  None.

              (e) Judgments for Violations of Securities Laws during the last five years:

                  None.

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                                                                   Page 4 of 5

              (f) Citizenship:

                  The Reporting Person is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration:

              The Reporting Person paid $36,499.99 for the purchase of 30,416.66 Shares of the Company. The funds used to purchase these Shares were obtained through a sale of assets held by the Restated Ingrates Profit Sharing Retirement Plan (the "Trust").

Item 4.       Purpose of Transaction:

              The Reporting Person acquired the Shares as trustee of the Trust, on behalf of the Trust, for investment purposes only. The Reporting Person has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a)-(j) of the instructions of Schedule 13D.


Item 5(a).    Interests in Securities of the Issuer held by the Reporting
              Person:

              (a) The Reporting Person beneficially ownes 48,389.75 Shares, consisting of approximately 6.5% of the aggregate number of Shares outstanding as of March 14, 1997.

              (b) The Reporting Person has sole investment and voting power with respect to all of the Shares beneficially owned by him.

              (c)  The Reporting Person purchased at a price of $0.60 per share:
                   119.07 Shares on January 10, 1997; 125 Shares on January 13, 1997; 305 Shares on February 3, 1997; and 334 Shares on February 17, 1997.

              (d)  None.

              (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer:

              None.

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                                                                   Page 5 of 5

Item 7.       Material to be Filed as Exhibits:

              None.

Signature:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          March 18, 1997
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             (Date)


       /s/ Jay W. Goldman, Trustee
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(Signature)   Jay W. Goldman, Trustee

            Jay W. Goldman, Trustee
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(Name)        Jay W. Goldman, Trustee